                                              1934 Act Registration No. 1-14696

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2003


                        CHINA MOBILE (HONG KONG) LIMITED
                 (Translation of registrant's name into English)


                                 60/F THE CENTER
                             99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F   X             Form 40-F
                                     -----                    -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes                       No    X
                                   -----                    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___________.)

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                                    EXHIBITS

Exhibit Number                                                           Page
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1.1        Announcement on the status of the application for              4
           land use right certificates and property title
           certificates in respect of China Mobile (Hong
           Kong) Limited's and its subsidiaries' interests
           in properties located in Guangdong Province,
           dated 30 May 2003


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CHINA MOBILE (HONG KONG) LIMITED


Date: June 2, 2003                 By:  /s/ Wang Xiaochu
                                        -----------------
                                   Name:   Wang Xiaochu
                                   Title:  Chairman and Chief Executive Officer







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